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                             October 19, 2022

       Ken Rice
       Chairman and Chief Financial Officer
       Next Bridge Hydrocarbons, Inc.
       6300 Ridglea Place, Suite 950
       Fort Worth, TX 76116

                                                        Re: Next Bridge
Hydrocarbons, Inc.
                                                            Amendment No.2 to
Registration Statement on Form S-1
                                                            Filed October 5,
2022
                                                            File No. 333-266143

       Dear Ken Rice:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2022 letter.

       Amendment No. 2 Registration Statement on Form S-1

       Business Overview, page 1

   1. We note the new disclosure that you may consider strategic options, including partnering with, or the possible
sale of any or all of your assets to, third parties. As applicable, please consider
expanding your disclosure if you have current plans to enter into any of the referenced
strategic options.
 Ken Rice
FirstName
Next BridgeLastNameKen Rice
            Hydrocarbons, Inc.
Comapany
October 19,NameNext
            2022    Bridge Hydrocarbons, Inc.
October
Page 2 19, 2022 Page 2
FirstName LastName
Risk factors
Litigation may adversely affect our business, financial condition, and results of operations, page
9

2. We note your response to prior comment 1 and reissue it. We further note that the spin-
         off transaction has not been completed yet and the matter appears on-going. Additionally, we note the indemnification provisions in the distribution agreement. Please revise.
Business
Our Properties, page 38

3. We have read your response to prior comment 2 and note the revised drilling activity table on page 39 does not clarify if the dry and productive wells presented represent the number of gross and net wells drilled. If the wells shown represent the number of gross wells, please expand the table to additionally provide the number of corresponding net wells and clearly label the wells as gross or net. Refer to the disclosure requirements in Item 1205(a)
         of Regulation S-K.
4. We have read your response to prior comment 3 and note the revised table of productive wells on page 40 does not clarify if the wells presented represent the number of gross or net wells. If the wells shown represent the number of gross wells, please expand the table to additionally provide the number of corresponding net wells and clearly label the wells as gross or net. Refer to the disclosure requirements in Item 1208(a) and (c) of Regulation
         S-K.
Oil and Natural Gas Reserves, page 40

5. We have read your response to prior comment 5 and reviewed the updated reserve report filed as Exhibit 99.1. We note both the updated reserve report summary table and the associated economics continue to present estimated net proved reserves which is inconsistent with the disclosure in your Registration Statement and the statement in the
         reserves report that the    wells do not reflect a positive present
value to Torchlight Energy
         Resources, Inc.

         It is our understanding that the Torchlight receives no production revenue from the two
         Hazel wells until after the outstanding balance owed Masterson Hazel Partners has been repaid. Based on the statements in the Registration Statement and the reserves report, it appears that the forecast of future income from these wells as of December 31, 2021 is insufficient to reimburse the outstanding costs. If true, the Torchlight has no economically producible reserves pursuant to Rule 4-10(a)(10) of Regulation S-X as required for the disclosure of proved reserves and future net cash flows.

         Please obtain and file a revised reserves report that removes the figures in the summary tables on page 3 presenting estimates of proved producing reserves and future cash flows and the associated economic tables attached to the report. The revised report should
 Ken Rice
Next Bridge Hydrocarbons, Inc.
October 19, 2022
Page 3
      include a statement consistent with the disclosure on pages 40, 41 and 42 of the
      Registration Statement, e.g. concluding that based on calculations performed by the third party engineer, there are no proved reserves or future net revenue from the wells as of
      December 31, 2021 after giving effect to the obligation to pass revenue through to MHP to reimburse drilling costs incurred by under the terms of the Option Agreement.
6. We have read your response to prior comment 6 and note both your amended Registration
      Statement on page 41 and the updated third party reserve report on pages 2 and 3 continue to include estimates of ultimate recovery for the Hazel Flying B Ranch #3H and #4H wells. Please remove the disclosures of ultimate recovery from your filing and from the updated reserve report. For additional guidance, refer to Rule 4-10(a)(10) and (a)(26) of
      Regulation S-X.
Exhibits

7.    We have read your updated third party reserve report filed as Exhibit
99.1 and note the
      report does not appear to fully address all of the disclosure requirements pursuant to Item
      1202(a)(8) of Regulation S-K. Please obtain and file a revised reserve report to address the following point:
          The report should specify the initial benchmark preices and the average realized prices after adjustments for location and quality differentials, by product type for the reserves included in the report as part of the discussion of the economic assumptions (Item 1202(a)(8)(v)).

        You may contact Yong Kim, Staff Accountant at 202-551-3323 or Gus Rodriguez,
Accounting Branch Chief at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Wall, Petroleum Engineer at 202-
551-4727 or John Hodgin, Petroleum Engineer at 202-551-3699 on comments regarding engineering matters. Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Loan
Lauren Nguyen, Legal Branch Chief at 202-551-3642 with any other questions



                                                            Sincerely,
FirstName LastNameKen Rice
                                                            Division of
Corporation Finance
Comapany NameNext Bridge Hydrocarbons, Inc.
                                                            Office of Energy &
Transportation
October 19, 2022 Page 3
cc:       Ashley Thurman
FirstName LastName